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                                                                                                   EXHIBIT 12

                                      Ford Holdings, Inc. and Subsidiaries

                                        CALCULATION OF RATIO OF EARNINGS
                           TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                               (in millions)

                                                                  For the Years Ended December 31
                                                    ----------------------------------------------------------
                                                     1994         1993         1992        1991         1990
                                                    ------       ------       ------      ------       ------
Earnings (a)
- --------
  Income before income taxes
   and cumulative effects of
   changes in accounting
   principles                                       $  940       $  831       $  588      $  592       $  455
  Adjusted fixed charges (b)                         2,198        1,895        1,731       1,790        1,648
                                                    ------       ------       ------      ------       ------
     Total earnings                                 $3,138       $2,726       $2,319      $2,382       $2,103
                                                    ======       ======       ======      ======       ======
Combined Fixed Charges and
Preferred Stock Dividends (a)
- -------------------------
  Interest expense                                  $2,124       $1,832       $1,659      $1,718       $1,569
  Interest portion of
   rental expense                                       30           24           24          24           28
  Preferred stock dividend
   requirements (c)                                    151          123           78          74           89
                                                    ------       ------       ------      ------       ------
     Total combined fixed charges
      and preferred stock dividends                 $2,305       $1,979       $1,761      $1,816       $1,686
                                                    ======       ======       ======      ======       ======
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends                                       1.4          1.4          1.3         1.3          1.2
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(a)      For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" include earnings before income taxes and cumulative effects of changes in accounting principles, plus adjusted fixed charges.  "Combined fixed charges and preferred stock dividends" consist of interest on borrowed funds, amortization of debt discount, premium and issuance expense, one-third of all rental expense (the portion deemed representative of the interest factor) and preferred stock dividend requirements.

(b) Adjusted fixed charges exclude the amount of interest capitalized during the period and preferred stock dividend requirements.

(c) Preferred stock dividend requirements have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Holdings' effective income tax rates for the respective periods.